SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF JANUARY 2008

                                 LANOPTICS LTD.
                              (Name of Registrant)


               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-126416 and 333-112136 and 333-121611 and 333-139707 and 333-144251 and Form S-8 Registration Statements File Nos. 33-71822 and 333-134593.

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  LANOPTICS LTD.

                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer

Dated: January 10, 2008

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[LANOPTICS LOGO]        LANOPTICS LTD.
                        1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                        PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                        http://www.lanoptics.com  E.Mail: dror@lanoptics.co.il
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CONTACT:
Ehud Helft / Ed Job
CCGK Investor Relations
info@gkir.com / ed.job@ccgir.com
Tel: (US) 1 866 704 6710 / 1 646 213 1914

FOR IMMEDIATE RELEASE

          LANOPTICS FOURTH QUARTER 2007 RESULTS RELEASE AND CONFERENCE
                  CALL SCHEDULED FOR MONDAY, FEBRUARY 11, 2008

                                   ----------

     CONFERENCE CALL TO BE WEBCAST LIVE ON FEBRUARY 11, 2008 AT 10:00AM EST

     Yokneam, Israel, January 10, 2008 - LanOptics Ltd. (NASDAQ: LNOP), a provider of network processors, today announced that it will be releasing its fourth quarter and full year 2007 results on Monday, February 11, 2008 before the US markets open.

     The Company will be hosting a conference call later that same day at 10:00am EST (7:00am PST; 3:00pm UK Time; 5:00pm Israel Time). On the call, management will review and discuss the results, and will be available to answer investor questions.

     LIVE WEBCAST

     The conference will be broadcast live at http://www.ezchip.com. to participate, please access the website at least 10 minutes before the conference call commences.

     DIAL - IN

     To participate through dial-in, please call one of the following teleconferencing numbers. Please begin placing your calls at least 15 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

     US Dial-in Number: 1 888 935 4577;

     International Dial-in Number (US): +1 718 354 1389;

     Israel Dial-in Number: 1 809 246 002;

     REPLAY

     For those unable to listen to the live call, a replay of the call will be available the day after the call under the investor relations section of the website.

ABOUT LANOPTICS

     LanOptics' business consists exclusively of the business of EZchip, a company that is engaged in the development and marketing of Ethernet network processors for networking equipment. EZchip provides its customers with solutions that scale from 1-Gigabit to 100-Gigabits per second with a common architecture and software across all products. EZchip's network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks. Flexibility and integration make EZchip's solutions ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers. For more information on LanOptics and EZchip, visit the web site at http://www.ezchip.com.


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